Exhibit 99.1

MiX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX     ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or “the Company”)

FILING OF ANNUAL REPORT ON FORM 20-F WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”)

MiX Telematics shareholders are advised that the Company has on Friday, July 26, 2019 filed its U.S. annual report on Form 20-F with the SEC.

A copy of the annual report filed on Form 20-F with the SEC can be viewed on the Company’s website, www.mixtelematics.com under Investor Information – SEC filings.

July 26, 2019

JSE sponsor